Contact

www.linkedin.com/in/josh-dangelo
(LinkedIn)

Top Skills

Physical Therapy

Sports Medicine

Orthopedic

Honors-Awards

The George Washington Award

Jean Johnson Award for Leadership,
Excellence, and Quality

Mary McMillan Scholarship Award

Doctor of Physical Therapy
Excellence Award

Scholarship of Excellence Award

Josh D'Angelo, PT, DPT, OCS

Co-Founder & CEO at MovementX

Alexandria, Virginia, United States

Experience

MovementX
Co-Founder & Chief Executive Officer
January 2018 - Present (8 years 3 months)
Washington D.C. Metro Area

Movement is how we experience our world.
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It transcends nations, borders, & ethnicities. It's how we work, how we play, how we live. It's our uniting force as human beings. By improving people's movement, we improve the world. However #movement matters to you, we solve for X.
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At MX, we ask, "What is possible?" We live in a world where we can travel in strangers' cars, buy our favorite products online, and order a tall half-caff soy latte at 120 degrees. So we ask, why can't our healthcare experience be more personalized? Why can't it be convenient? Why can't it be empowering?
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Health happens in the real world, so why confine it to a treatment room or hospital?
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Whether it was in treatment rooms with patients, living rooms with family members, or coffee shops with complete strangers… we kept hearing how healthcare can be a frustrating experience. A lot of people are feeling overwhelmed & powerless from high healthcare costs, annoying paperwork, & crowded waiting rooms. Too many #health providers are feeling burnt-out from overbooked patient schedules, time-consuming administrative burden, & complicated third-party incentives. It's clear the architecture of #healthcare needs a new design, so we are redesigning it.
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We are bringing the 11-star experience to healthcare.
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#healthymovement #healthychoices #healthylifestyle

TrueSpace
Member

September 2020 - Present (5 years 7 months)

A curated community of Business Builders™ growing their businesses predictably using the Five Conditions Framework™.

The George Washington University
Adjunct Professor
August 2014 - Present (11 years 8 months)
Washington, District of Columbia, United States

Clinical Conference I (2015)

Medical Imaging (2015-2019)

Professional Issues II (2021-current)

Move Together
Co-Founder and Chief Operations Officer
February 2016 - August 2021 (5 years 7 months)

Move Together Inc is a 501c3 high-impact for-purpose organization. It's Mission is to increase access to quality rehab medicine around the corner and around the world. We believe healthy movement leads to healthy communities. Find out more at MoveTogether.org

Global PT Day of Service
Co-Founder
July 2015 - August 2021 (6 years 2 months)

Physical Therapy Day of Service is exactly what it sounds - a day where members of the profession of physical therapy across the world come together to complete acts of service. In just two years, PT Day of Service has gathered over 7,000 participants from 42 countries across the world. Find out more and sign up at www.PTDayofService.com

Inova Health System
Doctor of Physical Therapy
June 2015 - June 2018 (3 years 1 month)
Fairfax, VA

Sports Therapy and Rehabilitation
Doctor of Physical Therapy
May 2013 - May 2015 (2 years 1 month)
Washington, DC

American Physical Therapy Association
Chair, New Professionals Project Committee

December 2013 - December 2014 (1 year 1 month)

American Physical Therapy Association
President, Student Assembly
November 2012 - October 2013 (1 year)

Virginia Therapy and Fitness Center
Student Physical Therapist
January 2013 - May 2013 (5 months)
Reston, VA

DPT Class of 2013
President
September 2010 - May 2013 (2 years 9 months)
George Washington University

Inova Mt. Vernon Inpatient/Outpatient Rehabilitation
Student Physical Therapist
August 2012 - October 2012 (3 months)
Alexandria, VA

Select Physical Therapy
Student Physical Therapist
June 2012 - August 2012 (3 months)
Annandale, VA

Seeing a primarily neurologic and vestibular population in an outpatient setting.

Pro-Bono Physical Therapy Clinic Student Interest Group
Vice President, Co-Founder
August 2011 - June 2012 (11 months)
George Washington University

Medical Center Student Council
Vice President of Health Sciences
May 2011 - May 2012 (1 year 1 month)
George Washington University

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Education

The George Washington University

Doctor of Physical Therapy · (2010 - 2013)

University of Michigan
Bachelor of Science (B.S.), Movement Science · (2007 - 2010)